Exhibit 21.1
SIGNIFICANT SUBSIDIARIES OF DOLBY LABORATORIES, INC.

As of September 27, 2013

Name	Jurisdiction of Incorporation/Organization
Dolby Laboratories, Inc.	California
Dolby Laboratories Licensing Corporation	New York
Dolby International AB	Sweden